      As filed with the Securities and Exchange Commission on June 4, 2001
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                                (Final Amendment)
                              --------------------
                                  PFSWEB, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                              --------------------
          Options to Purchase Common Stock, $.001 Par Value Per Share,
             Having an Exercise Price of $4.00 Per Share or Greater
                         (Title of Class of Securities)
                                ----------------
                                    717098107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                ----------------
                                 Mark C. Layton
                      Chairman and Chief Executive Officer
                                  PFSweb, Inc.
                          500 North Central Expressway
                               Plano, Texas 75074
                                 (972) 881-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Morris Bienenfeld, Esq.
                              Wolff & Samson, P.A.
                               5 Becker Farm Road
                           Roseland, New Jersey 07068
                                 (973) 533-6532


================================================================================

                            CALCULATION OF FILING FEE


Transaction valuation*                                Amount of filing fee **

     $2,223,214                                                 $445


================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,756,126 shares of common stock of PFSweb, Inc. having an aggregate value of $2,223,214 as of April 27, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**  Previously paid

================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

This Amendment No. 2 and Final Amendment to the Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 30, 2001 and as amended on May 21, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated April 30, 2001 and related Letter of Transmittal (as amended and supplemented, the "Offer to Exchange").

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

The Offer expired on May 29, 2001 and the Company has accepted for exchange pursuant to the Offer, Options to purchase an aggregate of 3,753,044 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase shares of Common Stock in exchange for the Options accepted for exchange.

ITEM 12. EXHIBITS.

         (*)(a)(1) Form of cover letter to Eligible Option Holders.

         (*)(a)(2) Offer to Exchange, dated April 30, 2001.

         (*)(a)(3) Form of Letter of Transmittal to Eligible Option Holders.

         (a) (4) PFSweb, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 29, 2000 and incorporated herein by reference.

         (a) (5) PFSweb, Inc. Quarterly Report on Form 10-Q for its fiscal quarter and nine months ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

         (a) (6) PFSweb, Inc. 1999 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-87675).

         (a) (7) PFSweb, Inc. Current Report on Form 8-K relating to its receipt of a delisting notice from The Nasdaq National Market on April 10, 2001, filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference.

         (*) (a) (8) PFSweb, Inc. Current Report on Form 8-K relating to its receipt of a notice dated April 30, 2001 rescinding the delisting notice from the Nasdaq National Market, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

         (*) (a)(9)  Form of Supplemental Letter to Eligible Option Holders

         (a)(10)  Form of Notification to Tendering Option Holders

         (b)  Not applicable.

         (d)  Not applicable.

         (g)  Not applicable.

         (h)  Not applicable.

         ------------------------

         (*) Previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         PFSWEB, INC.



                                         By: /s/ THOMAS J. MADDEN
                                            ------------------------------------
                                            Name: Thomas J. Madden
                                            Title: Executive Vice President and
                                                     Chief Financial and
                                                     Accounting Officer


Date: June 4, 2001

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------


(a) (1)(*)        Form of cover letter to Eligible Option Holders.

(a) (2)(*)        Offer to Exchange, dated April 30, 2001.

(a) (3)(*)        Form of Letter of Transmittal to Eligible Option Holders.

(a) (4) PFSweb, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange
                  Commission on June 29, 2000 and incorporated herein by reference.

(a) (5) PFSweb, Inc. Quarterly Report on Form 10-Q for its fiscal quarter and nine months ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

(a) (6) PFSweb, Inc. 1999 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.2 to the Company's
                  Registration Statement on Form S-1 (File No. 333-87675).

(a) (7) PFSweb, Inc. Current Report on Form 8-K relating to its receipt of a delisting notice from The Nasdaq National Market on April 10, 2001, filed with the Securities and Exchange
                  Commission on April 13, 2001 and incorporated herein by reference.

(a) (8)(*)        PFSweb, Inc. Current Report on Form 8-K relating to its
                  receipt of a notice dated April 30, 2001 rescinding the
                  delisting notice from the Nasdaq National Market, filed with the Securities and Exchange Commission on April 30, 2001 and
                  incorporated herein by reference.

(a) (9)(*)        Form of Supplemental Letter to Eligible Option Holders

(a) (10)          Form of Notification to Tendering Option Holders

--------------
(*) Previously filed.